

April 9, 2012

Via Facsimile
Craig D. Gates
President and Chief Executive Officer
Key Tronic Corporation
N. 4424 Sullivan Road
Spokane Valley, WA 99216

> **Re: Key Tronic Corporation**
> **Form 10-K for Fiscal Year Ended July 2, 2011**
> **Filed on September 12, 2011**
> **File No. 000-11559**

Dear Mr. Gates:

We have reviewed your letter dated March 16, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 2, 2012.

Form 10-K for Fiscal Year Ended July 2, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 23

1.   We have read your response to prior comment 4 and note that substantially all of your cash and cash equivalents are held in foreign subsidiaries. While we note your assertion that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe that you should consider providing an enhanced liquidity discussion by disclosing the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. As previously noted, this disclosure would illustrate that these cash and cash equivalents are not presently available to fund domestic

operations and obligations without paying a significant amount of taxes upon their repatriation.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Research, Development and Engineering, page 35

2.   In your response to prior comment 2, you state that one of the primary activities included in RD&E is customer-specific projects that are reimbursed by the customer. Please tell us what consideration has been given to the disclosures required by ASC 730-20-50.

Part III

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed September 19, 2011)

Narrative Disclosure of Summary Compensation Table, page 10

3.   We note your response to prior comment 5; however, it is unclear from your response how you determined that a nearly 20% increase in base salary was warranted. Your discussion of "adjusted" survey information and "aged" data in this regard is not transparent and it is unclear how the compensation consultant's advisement that "base salary data had moved up in each of [2010 and 2011] by 3 to 4%" supports the level of increases awarded. Please confirm that in the future, to the extent there are material changes in compensation awards or practices that are reflected in the summary compensation table, you will include a narrative description that clearly outlines the factors necessary to an understanding of the information disclosed in the table. Refer to Item 402(o) of Regulation S-K.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443, or Christine E. Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551- 3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief